UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

December 7, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Altisource Residential Corporation

File No. 1-35657 - CF#29128

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       Altisource Residential Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-12B/A filed on November 27, 2012, amended on December 5, 2012.

       Based on representations by Altisource Residential Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.4	through November 28, 2022
Exhibit 10.5	through November 28, 2022

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Sonia Barros
Special Counsel